SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 10 , 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES CONTRACTS (2)
February 28, 2006 (5)

OBJECT OF THE CONTRACT	CONTRACTOR/CONTRACTED	TERM	AMOUNT (R$ THOUSAND)(1)	CONDITIONS OF RESCISSION	INFLUENCE OF THE CONTRACT(3)
Private Debenture	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/27/2006	526,921 (100% CDI)
Remunerated guarantee Consórcio Voa	Brasil Telecom S.A./ Brasil Telecom Participações S.A.	Jun/27/2007	678 (0.12% p.a.)
Non-remunerated guarantee BNDES Loans – 2000	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	788,343
Remunerated guarantee BNDES Loans – 2002	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	85,350 (0.12% p.a.)
Remunerated guarantee FCO Loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/01/2008	9,678 (0.12% p.a.)
Non-remunerated guarantee Resolution 63	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/31/2011	45,414
Inter-company Loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/01/2014	50,195 (US$ + 1.75% p.a.)
Remunerated guarantee BNDES Loans – 2004	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Apr/15/2011	1,245,821 (0.42% p.a.)
Public Debenture (3 rd Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/05/2009	512,617 (0.42% p.a.)
Lease Contract for Tax Credit	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/20/2006	100,925
Operational and Financial Resources Sharing Contract(6)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/01/2007	3,548
(1) In the cases of Private Debentures and Inter-company loan, the amount refers to the balance (principal + interest) and the debt cost is shown in brackets. In the guarantees contracts, the amount refers to the balance (principal + interest) and, in the case of remunerated guarantee, the remuneration is shown in brackets.
(2) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company's Shareholders Equity, whichever is higher.
(3) Should be filled up with explanations, whenever is the case, regarding the influence of the contract over the Company's management or its capacity or conducting the business, as pursuant to item 6.8.1 of the Rules of the Differentiated Practices of Corporate Governance.
(4) Domestic Interbank Rate.
(5) Non-audited data
(6) Contract in effect as of January, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10 , 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer